Scott W. Bell		150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200
PHONE: FAX: E-MAIL:	(615) 742-7942 (615) 742-0458 sbell@bassberry.com

April 12, 2013

VIA EDGAR AND E-MAIL

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F St., NE

Washington, DC 20549

Re:	Delek US Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 22, 2013

File No. 001-32868

Dear Mr. Schwall:

On behalf of Delek US Holdings, Inc. (the “Company”), and in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 11, 2013 (the “Comments”) relating to the Company’s Preliminary Proxy Statement (the “Proxy”) filed on Schedule 14A on March 22, 2013, we submit this letter containing the Company’s responses to the Staff’s Comments.

For ease of review, we have set forth below each of the numbered Comments of the Staff and the Company’s responses thereto. For your convenience, we have attached hereto as Annex A a marked copy of the changed pages to the Proxy.

Preliminary Proxy Statement on Schedule 14A

Proposal 4, page 37

1.	Comment: We note that you are proposing an amendment to your amended and restated certificate of incorporation to include a provision designating the Court of Chancery of the State of Delaware as the exclusive forum for certain proceedings. It appears that there are pending lawsuits challenging the validity of choice of forum provisions in charter documents. Please disclose that it is possible that a court could rule that the provision that you are proposing to add to your certificate of incorporation is inapplicable or unenforceable.

Securities and Exchange Commission

April 12, 2013

Response: In response to the Staff’s comment, the Company has added to Proposal 4 language to disclose the possibility that a court could rule that the exclusive forum provision is inapplicable or unenforceable. Please see page 39 of Annex A attached hereto.

2.	Comment: We also note that your description of this proposal at page 37 includes an exception for any such action in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts or any such action in which a federal court has assumed exclusive jurisdiction of a proceeding. However, you have not included such an exception in the text of the proposed amendment. Please revise to ensure that your description of the proposed amendment is consistent with the text of the proposed amendment.

Response: In response to the Staff’s comment, the Company has revised Proposal 4 to conform the description of the proposed amendment with the text of the proposed amendment. Please see page 38 of Annex A attached hereto.

Proposal 5, page 39

3.	Comment: Exchange Act Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” In this regard, we note that it appears that you have combined multiple matters in Proposal 5. Please revise to unbundle Proposal 5 to present in two separate proposals the following matters: (1) the amendment to Article Sixth (regarding the vote required for amendments to the bylaws) and (2) the amendment to Article Sixteenth as it relates to Articles 11 - 13 (regarding the vote required to amend the provisions governing the liability of directors, indemnification and insurance).

Response: In response to the Staff’s comment, the Company has revised the Proxy to unbundle Proposal 5 and present (1) the amendment to Article Sixth and (2) the amendment to Article Sixteenth as two separate proposals, now numbered as Proposals 5 and 6, consistent with Exchange Act Rule 14a-4(a)(3). Please see the discussion of Proposals 5 and 6 beginning at page 40 of Annex A attached hereto.

In response to the request contained in the Staff’s Comments, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 12, 2013

Please do not hesitate to contact me at (615) 742-7942 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Scott W. Bell Scott W. Bell

Enclosures

cc:	Mr. Paul Monsour

Ms. Laura Nicholson

Mr. Kent B. Thomas, Esq., Delek US Holdings, Inc.

ANNEX A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No.     )

Filed by the Registrant  ☒                             Filed by a Party other than the Registrant  ☐

Check the appropriate box:

~~☒~~ ☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

~~☐~~ ☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

DELEK US HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

~~PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION~~

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

To Our Stockholders:

Notice is hereby given that the 2013 Annual Meeting of Stockholders of Delek US Holdings, Inc. (the “Company”) will be held on Tuesday, May 7, 2013 at 2:00 PM, central daylight saving time, at the Drury Plaza Hotel, 1874 West McEwen Drive in Franklin, Tennessee, for the following purposes:

(1)	To elect the seven nominees named in the accompanying Proxy Statement as directors of the Company to serve until the 2014 Annual Meeting and until their respective successors are elected and have been qualified;

(2)	To approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that stockholder actions may only be taken at annual or special meetings of stockholders;

(3)	To approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that members of the Company’s Board of Directors could be removed with or without cause by a supermajority vote of stockholders;

(4)	To approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that, with certain exceptions, the Court of Chancery of the State of Delaware be the exclusive forum for certain legal actions;

(5)	To approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that the Company’s bylaws, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders;

(6)	~~(5)~~ To approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that ~~the Company’s bylaws and~~ certain provisions of ~~its~~the Company’s certificate of incorporation, as ~~each~~ may be in effect from time to time, could be amended only by a supermajority vote of stockholders;

(7)	~~(6)~~ To approve the proposed Second Amended and Restated Certificate of Incorporation of the Company, which will integrate the amendments above, if adopted, into the Company’s Amended and Restated Certificate of Incorporation;

(8)	~~(7)~~ To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the 2013 fiscal year; and

(9)	~~(8)~~ To transact any other business properly brought before the meeting.

Additional information concerning the matters to be voted upon at the meeting is set forth in the accompanying Proxy Statement. Stockholders of record of the Company’s Common Stock as of the close of business on March 12, 2013 are entitled to notice of, and to vote at, the meeting. You are cordially invited to attend the meeting in person.

Whether or not you plan to attend the Annual Meeting in person, please mark your votes, then date and sign the enclosed form of proxy and return it promptly in the enclosed postage-paid envelope. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person if you wish to do so.

By Order of the Board of Directors,

Kent B. Thomas
Executive Vice President, General Counsel and Secretary
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027
April 15, 2013

i

QUESTIONS AND ANSWERS	1

PROPOSAL 1: ELECTION OF DIRECTORS	5

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	7

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	8

EQUITY COMPENSATION PLAN INFORMATION	8

CORPORATE GOVERNANCE	9

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	15

EXECUTIVE COMPENSATION	17

PROPOSED AMENDMENTS TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION	35

PROPOSAL 2: APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT STOCKHOLDER ACTIONS MAY ONLY BE TAKEN AT ANNUAL OR SPECIAL MEETINGS OF STOCKHOLDERS	35

PROPOSAL 3: APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT MEMBERS OF OUR BOARD OF DIRECTORS COULD BE REMOVED WITH OR WITHOUT CAUSE BY A SUPERMAJORITY VOTE OF STOCKHOLDERS	37

PROPOSAL 4: APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT, WITH CERTAIN EXCEPTIONS, THE COURT OF CHANCERY OF THE STATE OF DELAWARE BE THE EXCLUSIVE FORUM FOR CERTAIN LEGAL ACTIONS	38

PROPOSAL 5: APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT OUR BYLAWS COULD BE AMENDED ONLY BY A SUPERMAJORITY VOTE OF STOCKHOLDERS	40

PROPOSAL ~~5~~6: APPROVAL OF ~~AMENDMENTS~~AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT ~~OUR BYLAWS AND~~ CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION COULD BE AMENDED ONLY BY A SUPERMAJORITY VOTE OF STOCKHOLDERS	42

PROPOSAL ~~6~~7: APPROVAL OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION WHICH WILL INTEGRATE THE AMENDMENTS INTO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AS CURRENTLY IN EFFECT	44

AUDIT COMMITTEE REPORT	44

RELATIONSHIP WITH INDEPENDENT AUDITORS	45

PROPOSAL ~~7~~8: RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR 2013	45

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING	45

3

~~PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION~~

DELEK US HOLDINGS, INC.

7102 Commerce Way

Brentwood, Tennessee 37027

ANNUAL MEETING OF STOCKHOLDERS

May 7, 2013

PROXY STATEMENT

QUESTIONS AND ANSWERS

1. Why am I receiving these materials? This Proxy Statement and enclosed form of proxy (first mailed to stockholders on or about April       15, 2013) are furnished in connection with the solicitation by our Board of Directors of proxies for use at the Annual Meeting of Stockholders, or at any adjournment thereof. The Annual Meeting will be held on May 7, 2013 at 2:00 PM, central daylight saving time, at the Drury Plaza Hotel, 1874 West McEwen Drive in Franklin, Tennessee. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement. Unless otherwise indicated or the context requires otherwise, the terms “Delek,” “we,” “our,” “Company” and “us” are used in this report to refer to Delek US Holdings, Inc. and its consolidated subsidiaries.

2. What are the purposes of the Annual Meeting? The Annual Meeting is being held: (1) to elect the seven nominees named in this Proxy Statement as directors of the Company, each to serve for a term of one year until the Annual Meeting of Stockholders in 2014 and until the election and qualification of his successor or earlier termination of service; (2) to approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that stockholder actions may only be taken at annual or special meetings of stockholders; (3) to approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that members of the Company’s Board of Directors could be removed with or without cause by a supermajority vote of stockholders; (4) to approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that, with certain exceptions, the Court of Chancery of the State of Delaware be the exclusive forum for certain legal actions;(5) to approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that the Company’s bylaws ~~and certain provisions of its certificate of incorporation~~, as ~~each~~ may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (6) to approve a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that certain provisions of the Company’s certificate of incorporation, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (7) to approve the proposed Second Amended and Restated Certificate of Incorporation of the Company, which will integrate the amendments above, if adopted, into the Company’s Amended and Restated Certificate of Incorporation; (~~7~~8) to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013; and (~~8~~9) to transact such other business as may properly be brought before the meeting or at any adjournment thereof. Members of the Company’s management will also discuss our business and be available to respond to appropriate questions from stockholders.

3. How may I obtain the Company’s Annual Report for the fiscal year ended December 31, 2012? A copy of our Annual Report to Stockholders and Annual Report on United States Securities and Exchange Commission (“SEC”) Form 10-K accompany this Proxy Statement. These documents are also available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy. A copy of these documents (which include our financial statements for the 2012 fiscal year) may also be obtained from us upon written request. Please refer to question 20 below for information on how to request additional information from us.

4. Who may attend the Annual Meeting? Stockholders of record as of the close of business on March 12, 2013 (the “record date”), or their duly appointed proxies, may attend the meeting. Stockholders whose shares are held through a broker or other nominee will need to bring a copy of their brokerage statement reflecting their ownership of our ~~common stock~~Common Stock, $0.01 par value (“Common Stock”), as of the record date.

5. Who is entitled to vote? Holders of record of our Common Stock at the close of business on the record date are entitled to vote at the Annual Meeting. On the record date, 59,775,606 shares of common stock were issued and outstanding. The ~~common stock~~Common Stock is our only outstanding class of voting securities. Each outstanding share of Common Stock is entitled to one vote for all matters before the Annual Meeting. If you attend the Annual Meeting, you may vote in person. Votes submitted by proxy card and received by our transfer agent on or before 11:59 p.m. (eastern time) on May 6, 2013 will be counted. Only votes submitted in person at the Annual Meeting will be counted after that time.

6. Who is soliciting my vote? Your vote is being solicited by our Board of Directors. Certain of our officers, directors and employees, none of whom will receive additional compensation therefor, may solicit proxies by telephone or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

7. How does the Board of Directors recommend that I vote? The Board of Directors recommends that you vote: (1) “FOR” each of the nominees to the Board of Directors; (2) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that stockholder actions may only be taken at annual or special meetings of stockholders; (3) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that members of the Company’s Board of Directors could be removed with or without cause by a supermajority vote of stockholders; (4) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that, with certain exceptions, the Court of Chancery of the State of Delaware be the exclusive forum for certain legal actions; (5) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that the Company’s bylaws ~~and certain provisions of its certificate of incorporation~~, as ~~each~~ may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (6) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that certain provisions of the Company’s certificate of incorporation, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (7) “FOR” the approval of the proposed Second Amended and Restated Certificate of Incorporation of the Company, which will integrate the amendments above, if adopted, into the Company’s Amended and Restated Certificate of Incorporation; and (~~7~~8) “FOR” the ratification of our independent registered public accounting firm.

8. How will voting on any other business be conducted? Although we do not know of any business to be considered at the 2013 Annual Meeting other than the proposals described in this Proxy Statement, if any other business is presented at the Annual Meeting, your signed proxy card gives authority to Ezra Uzi Yemin, our President and Chief Executive Officer, and Assaf Ginzburg, our Executive Vice President and Chief Financial Officer, to vote your shares on such matters at their discretion.

9. What is the difference between a “stockholder of record” and a “street name” holder? These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company (“AmStock”), you are a “stockholder of record” (or “registered stockholder”) of those shares, and these proxy materials have been provided directly to you by the Company. If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a “beneficial owner” of shares held in “street name.” If your shares are held in street name, these proxy materials are being forwarded to you by your brokerage, bank, trust or other nominee as custodian (the “record holder”), along with a voting instructions card.

10. How do I vote my shares if I am a stockholder of record? Enclosed is a proxy card for the shares of stock held by you on the record date. You may vote by signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope. Unless otherwise indicated on the proxy, shares represented by any proxy will, if the proxy is properly executed and received by us prior to the Annual Meeting, be voted as follows: (1) “FOR” each of the nominees to the Board of Directors; (2) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that stockholder actions may only be taken at annual or special meetings of stockholders; (3) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that members of the Company’s Board of Directors could be removed with or without cause by a supermajority vote of stockholders; (4) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that, with certain exceptions, the Court of Chancery of the State of Delaware be the exclusive forum for certain legal actions; (5) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that the Company’s bylaws ~~and certain provisions of its certificate of incorporation~~, as ~~each~~ may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (6) “FOR” the approval of the proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to provide that certain provisions of the Company’s certificate of incorporation, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (7) “FOR” the approval of the proposed Second Amended and Restated Certificate of Incorporation of the Company, which will integrate the amendments above, if adopted, into the Company’s Amended and Restated Certificate of Incorporation; and (~~7~~8) “FOR” the ratification of our independent registered public accounting firm.

11. How do I vote my shares if they are held in street name? As the beneficial owner, you have the right to direct your record holder how to vote your shares by using the voting instructions card, and the record holder is required to vote your shares in accordance with your instructions.

12. Can I revoke or change my vote? Yes. You may revoke or change your vote by: (a) notifying our Secretary in writing on or before 11:59 p.m. (eastern time) on May 6, 2013; (b) submitting a later-dated and timely proxy card by mail on or before 11:59 p.m. (eastern time) on May 6, 2013; or (c) if you are the registered stockholder and your shares are not held in street name, voting in person at the meeting. If you are a beneficial owner with your shares held in street name, you must follow the instructions of your broker, bank, trust or other nominee who is the registered stockholder of your shares to revoke a proxy. The latest-dated, timely, properly completed proxy that you submit will count as your vote. If a vote has been recorded for your shares and you submit a proxy card that is not properly signed or dated, the previously recorded vote will stand.

13. Who will count the vote? Representatives of our transfer agent, AmStock, will count the votes and act as the inspector of the elections.

14. Is my vote confidential? Proxy cards, ballots and voting tabulations that identify individual stockholders are returned directly to AmStock and are handled in a manner designed to protect your voting privacy. Your vote will not be disclosed to us except: (a) as needed to permit AmStock to tabulate and certify the vote; (b) as required by law; or (c) in limited circumstances such as a proxy contest. Additionally, all comments written on the proxy card or elsewhere will be forwarded to us, but your identity will be kept confidential unless you specifically ask that your name be disclosed.

15. What does it mean if I get more than one proxy card? If your shares are registered in more than one name or in more than one account, you will receive more than one card. Please complete and return all of the proxy cards you receive to ensure that all of your shares are voted.

16. What is a “quorum”? A “quorum” is the presence of the holders of a majority of the outstanding shares entitled to vote either in person or represented by proxy at the meeting. There must be a quorum for the Annual Meeting to be held. Proxies received but marked as abstentions, withheld votes and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

17. What are the voting requirements to approve each proposal? Directors are elected by a plurality of votes cast by holders of shares entitled to vote. This means that the director nominees with the most votes for the positions available are elected. To approve the proposed amendments to the Amended and Restated Certificate of Incorporation of the Company and the proposed Second Amended and Restated Certificate of Incorporation of the Company, a majority of our issued and outstanding shares of ~~common stock~~Common Stock must vote in favor of these proposals. To approve the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013, a majority of the shares present or voting at the meeting must vote in favor of the proposal. As of the record date for the 2013 Annual Meeting, we were a controlled company under the rules and regulations of the New York Stock Exchange (“NYSE”). At the close of business on the record date, approximately 52.8% of our outstanding Common Stock was controlled by a subsidiary of Delek Group, Ltd. (“Delek Group”), a conglomerate that is domiciled and publicly traded in Israel. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of the items of business listed above.

18. What is the effect of abstentions, withheld votes and broker non-votes? Abstentions and instructions on the accompanying proxy card to withhold authority to vote will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum exists and will result in the proposal receiving fewer votes. However, the number of votes otherwise received will not be reduced by such action.

“Broker non-votes” are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Under NYSE rules, NYSE-member brokers who hold shares of Common Stock in street name for their customers and have transmitted our proxy solicitation materials to their customers, but do not receive voting instructions from such customers, who are the beneficial owners of the shares, are not permitted to vote on non-routine matters. For non-routine matters, these broker non-votes will be counted for the purpose of determining the presence or absence of a quorum and will result in the proposal receiving fewer votes.

Non-Discretionary Items. The election of directors and the approval of the proposed amendments to the Amended and Restated Certificate of Incorporation of the Company and the proposed Second Amended and Restated Certificate of Incorporation of the Company are all considered non-routine items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as independent auditors is a routine item. Generally, brokers, banks and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 12, 2013, (i) the beneficial ownership of our Common Stock by each person known by us to own more than five percent of our Common Stock, all of our directors and director nominees, the executive officers named in the Summary Compensation Table and all directors, director nominees and executive officers as a group and (ii) the beneficial ownership of common units representing limited partnership interests in our subsidiary, Delek Logistics Partners, LP (“Delek Logistics”), by all of our directors and director nominees, the executive officers named in the Summary Compensation Table and all directors, director nominees and executive officers as a group. Except as otherwise specified, the named beneficial owner has sole voting and investment power over the shares listed. Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 7102 Commerce Way, Brentwood, Tennessee 37027.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock (1)		Percentage of Common Stock (2)	Amount and Nature of Beneficial Ownership of Common Units (1)	Percentage of Common Units (2)
	Delek US Holdings, Inc.			Delek Logistics Partners, LP
Delek Hungary Holding Limited Liability Company (3)	31,536,432		52.8%	n/a	n/a
Delek Petroleum, Ltd. (3)	31,536,432		52.8%	n/a	n/a
Delek Group, Ltd. (3)	31,536,432		52.8%	n/a	n/a
Itshak Sharon (Tshuva) (4)	31,536,432		52.8%	n/a	n/a
Ezra Uzi Yemin	593,864	(5)	1.0%	30,000		*
Gabriel Last (6)	28,000		*	0		*
Asaf Bartfeld (6)	15,661		*	0		*
Shlomo Zohar	9,584		*	0		*
Carlos E. Jordá	19,579		*	0		*
Charles H. Leonard	26,715		*	0		*
Philip L. Maslowe	6,750		*	0		*
Assaf Ginzburg	13,333		*	25,000		*
Mark B. Cox	57,729		*	25,000		*
Frederec Green	23,500		*	25,000		*
Donald N. Holmes	0		*	5,000		*
All directors, director nominees and executive officers as a group (14 persons)	815,772	(5)	1.4%	119,800		*

*	Less than 1% if the issued and outstanding shares of our ~~common stock~~Common Stock or issued and outstanding shares of Delek Logistics’ common units, as applicable.
(1)	For purposes of this table, a person is deemed to have “beneficial ownership” of any shares when such person has the right to acquire them within 60 days after March 12, 2013. For non-qualified stock options (“NQSOs”) and restricted stock units (“RSUs”) under the Plan, we report shares equal to the number of NQSOs or RSUs that are vested or that will vest within 60 days of March 12, 2013. For stock appreciation rights (“SARs”) under the Plan, we report the shares that would be delivered upon exercise of SARs that are vested or that will vest within 60 days of March 12, 2013 (which is calculated by multiplying the number of SARs by the difference between the $39.98 fair market value of our ~~common stock~~Common Stock at March 12, 2013 and the exercise price divided by $39.98). For purposes of computing the percentage of outstanding shares of ~~common stock~~Common Stock held by each person named above, any shares which such person has the right to acquire within 60 days after March 12, 2013 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Percentage of our Common Stock is based upon 59,775,606 issued and outstanding shares on March 12, 2013. Percentage of Delek Logistics’ common units is based upon 11,999,258 common units, 11,999,258 subordinated units and 489,766 general partner units issued and outstanding on March 12, 2013.
(3)	Delek Group Ltd. (“Delek Group”) is the parent company of Delek Petroleum Ltd. (“Delek Petroleum”) which is the parent company of Delek Hungary Holding Limited Liability Company (“Delek Hungary”). As of March 12, 2013, Delek Hungary directly held all 31,536,432 shares. In addition to the shares directly held, each entity’s direct and indirect parent companies may be deemed to indirectly beneficially own the shares directly held by subsidiaries. Each entity disclaims beneficial ownership of the ~~common stock~~Common Stock beneficially owned by its subsidiaries except to the extent of its pecuniary interest therein. The address of Delek Group, Delek Petroleum and Delek Hungary is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel.
(4)	Mr. Sharon’s address is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel. As of December 31, 2012, Mr. Sharon beneficially owned approximately 64.50% and 64.93% of the outstanding equity and voting ordinary shares, respectively, of Delek Group through corporations that he controls. Mr. Sharon may be deemed to be an indirect beneficial owner of the Common Stock beneficially owned by Delek Group. Mr. Sharon disclaims beneficial ownership of the Common Stock beneficially owned by Delek Group, except to the extent of his pecuniary interest therein.
(5)	Includes 40,979 shares of our c~~ommon stock~~Common Stock that would have been delivered to Mr. Yemin on March 12, 2013 upon the exercise of 67,200 SARs with base prices of $15.60.
(6)	Messrs. Last and Bartfeld also own 4,872 and 4,903 shares, respectively, of the ~~common stock~~Common Stock of Delek Group which represents, in each case, less than 1% of the issued and outstanding shares of Delek Group ~~common stock~~Common Stock on March 12, 2013.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and regulations of the SEC thereunder require our executive officers and directors and persons who own more than ten percent of our Common Stock, as well as certain affiliates of such persons, to file initial reports of ownership of our Common Stock and changes in their ownership with the SEC. Executive officers, directors and persons owning more than ten percent of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us and written representations that no other reports were required for or by those persons, we believe that, during the year ended December 31, 2012, all filing requirements applicable to our executive officers, directors and owners of more than ten percent of our Common Stock were met except for one Form 4 filed one day late on September 13, 2012 for Asaf Bartfeld related to his sale of 14,000 shares of Common Stock on September 10, 2012.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2012, regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans approved by security holders	1,949,894	(1)	$15.20	(2)	~~(608,820~~644,714	~~)~~ (1)(3)

Equity compensation plans not approved by security holders	—		—		—
TOTAL	1,949,894		$15.20		~~(608,820~~644,714	~~)~~

(1)	At December 31, 2012, 411,700 stock appreciation rights (“SARs”) outstanding under our 2006 Long-Term Incentive Plan (the “Plan”) were at base prices above the $25.32 fair market value of our Common Stock on that date. For purposes of column (a), we calculated the number of shares that would have been issued to settle all outstanding SARs at December 31, 2012. Because the number of shares to be issued upon the exercise of SARs is to be determined based on the difference between the base price of the SAR and the market price of our Common Stock at the date of exercise, 800,298 SARs are reflected in columns (a) and (c).
(2)	At December 31, 2012, 2,221,700 SARs were outstanding at a weighted average exercise price of $16.39.
(3)	Consists of the number of securities available for future issuance under the Plan as of December 31, 2012.

The Board of Directors

At the date of this Proxy Statement, the Board of Directors (the “Board”) consists of the following seven members: Ezra Uzi Yemin, Asaf Bartfeld, Carlos E. Jordá, Gabriel Last, Charles H. Leonard Philip L. Maslowe and Shlomo Zohar. Each of our current directors has been nominated for election at the Annual Meeting to serve for a one-year term expiring at our Annual Meeting of Stockholders in 2014 or when his successor is duly elected and qualified.

From the time of our initial public offering in May 2006 through March 20, 2013, the Board had determined that we were a “controlled company” for the purposes of Section 303A of the NYSE Listed Company Manual because Delek Group controlled more than 50% of our voting power. As such, we have at times relied on an exemption from the provisions of Section 303A.01 which would have otherwise required the Board to be composed of a majority of independent directors. Upon the completion of the sale of 9,000,000 shares of our outstanding ~~common stock~~Common Stock by a subsidiary of Delek Group on March 20, 2013 (the “Delek Group Offering”) and the concurrent repurchase by us of 1,000,000 shares of ~~common stock~~Common Stock held by the same subsidiary of Delek Group (the “Concurrent Stock Repurchase”), the Board determined that we are no longer a “controlled company,” and, as such, that we no longer qualify for the related exemptions under Section 303A of the NYSE Listed Company Manual, which would mean that our Board would be required to a have a majority of independent directors before the first anniversary of the Delek Group Offering. As of the date of this Proxy Statement, however, the Board is composed of a majority of independent directors, because the Board has determined that each of Messrs. Jordá, Leonard, Maslowe and Zohar qualifies as an independent director under applicable SEC rules and regulations and the rules of the NYSE.

Under the NYSE’s listing standards, a director will not be deemed independent unless the Board affirmatively determines that the director has no material relationship with us. Based upon information requested from and provided by each director and director nominee concerning his background, employment and affiliations, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, the Board has determined that each of our independent directors has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us, and is therefore independent under the NYSE’s listing standards and applicable SEC rules and regulations.

The Board held eight meetings during 2012. Each of our directors attended at least 75% of the aggregate of all meetings of the Board and committees on which he served except for Mr. Bartfeld, who attended six of the twelve meetings of the Board and the Board’s compensation committee, the sole committee on which he served. We have not adopted a policy with regard to Board member attendance at Annual Meetings of our stockholders, and six of our seven directors attended our Annual Meeting of Stockholders on May 1, 2012 in Franklin, Tennessee.

Mr. Yemin has served as the Chairman of the Board since December 2012. Our Board has no standing policy with respect to the separation of the offices of chairman and chief executive officer. Rather, its policy is to let the Board make such a determination in the manner it deems most appropriate for the Company at any given point in time. At this time, the Board believes that Mr. Yemin, our Chief Executive Officer, is best situated to serve as Chairman of the Board because he is the director most familiar with our business and industry. As such, the Board feels that combining the roles of chairman and chief executive officer provides the Board with the individual who is most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy and facilitating the information flow between management and the Board and its committees, which are essential to effective governance of the Company’s affairs.

The Board oversees the Company’s annual enterprise risk management program and typically receives the report of management’s enterprise risk management committee each March upon completion of the program. In addition to the annual enterprise risk management program, the Audit Committee meets at least once per quarter during the year and discusses with management, the Company’s chief audit executive and the Company’s independent external auditor: (a) current business trends affecting the Company; (b) the major risk exposures facing the Company; (c) the steps management has taken to monitor and control such risk factors; and (d) the adequacy of internal controls that could significantly affect the Company’s financial statements.

The NYSE listing standards require our independent directors to meet at regularly scheduled executive sessions without management. Our independent directors conducted executive sessions in connection with each quarterly meeting of the Audit Committee in 2012 and intend to continue to conduct such executive sessions in connection with each quarterly meeting of the Audit Committee in 2013. The Company does not presently have a formal policy of identifying one independent Board member as the Company’s lead independent director. However, we expect that Mr. Maslowe, as Chairman of the Audit Committee of the Board, will preside over all executive sessions of independent directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Approval Policy for Related Party Transactions

On March 6, 2007, our Board of Directors adopted a written related party transactions policy to document procedures pursuant to which “related party transactions” are reviewed, approved or ratified. Under Item 404 of Regulation S-K, a “related party transaction” means any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and any related person has a direct or indirect material interest. The policy covers all transactions between us and any related party (including any transactions requiring disclosure under Item 404, other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar transactions.

The policy states that, in most instances, the Audit Committee is best suited to review and approve related party transactions that may arise within the Company. However, the policy permits the disinterested members of the Board to exercise any authority otherwise assigned to the Audit Committee by the policy. In particular, the Board believes that any related party transaction in which any director is interested should typically be reviewed and approved by all disinterested members of the Board. An interested director is not allowed to vote upon a transaction in which he is involved. Depending upon the issue presented, the disinterested members of the Board may request to hear from the interested director during the course of its deliberations, but the interested director does not vote upon the matter and is not present during the vote on the matter.

A related party transaction may be consummated only if it is ratified or approved by the Audit Committee or disinterested members of the Board of Directors and if it is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party.

At December 31, 2012, Delek Group (through Delek Hungary) beneficially owned approximately 52.9% of our outstanding ~~common stock~~Common Stock. On March 20, 2013, Delek Hungary completed the sale of 9,000,000 shares of our outstanding ~~common stock~~Common Stock in the Delek Group Offering and the sale of 1,000,000 shares of our ~~common stock~~Common Stock to us in the Concurrent Stock Repurchase, thereby reducing Delek Group’s beneficial ownership to 36.7% of the issued and outstanding shares of our ~~common stock~~Common Stock. As a result of these transactions, we are no longer a “controlled company” for the purposes of Section 303A of the NYSE Listed Company Manual. However, Delek Group and its controlling stockholder, Mr. Sharon (Tshuva), will continue to influence the election of our directors, influence our corporate and management policies (including the declaration of dividends) and influence the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Delek Group Offering and Concurrent Stock Repurchase

On March 20, 2013, Delek Hungary Holding Limited Liability Company (“Delek Hungary”), an indirect subsidiary of Delek Group, completed the sale of 9,000,000 shares of our outstanding ~~common stock~~Common Stock in the Delek Group Offering at a price to the public of $39.50 per share. The price paid to Delek Hungary by the underwriters in the offering, net of underwriting discounts and commissions, was $37.92 per share, for total proceeds to Delek Hungary of $341,280,000 from the Delek Group Offering. Pursuant to a $75.0 million ~~common stock~~Common Stock repurchase program approved by our Board on March 5, 2013 contingent upon the completion of the Delek Group Offering, on March 12, 2013 we entered into a stock repurchase agreement with Delek Hungary to effect the Concurrent Stock Repurchase of 1,000,000 shares of our ~~common stock~~Common Stock, concurrently with the closing of the Delek Group Offering, directly from the selling stockholder in a private, non-underwritten transaction at a price per share of $37.92, which was equal to the price paid by the underwriters to Delek Hungary for the shares in the Delek Group Offering. The total purchase price of the Concurrent Stock Repurchase was $37,920,000, which was paid out of our available cash on hand at the closing of the Concurrent Stock Repurchase on March 20, 2013. The terms and conditions of the stock repurchase agreement and the Concurrent Stock Repurchase were reviewed, negotiated and approved by the Audit Committee of our Board of Directors, which is composed entirely of independent directors who are unaffiliated with Delek Group.

In connection with the initial public offering of our Common Stock in 2006, we entered into a Registration Rights Agreement dated April 17, 2006, with Delek Group. Pursuant to this agreement, Delek Group and its affiliates have certain demand registration rights to cause us to effect up to three registrations of our securities through registration statements on Form S-3 for the purpose of allowing Delek Group and its affiliates to conduct secondary offerings of our securities. The Delek Group Offering was conducted pursuant to these demand registration rights under the registration rights agreement, which also requires that we pay certain enumerated expenses of the registration in connection with such offerings. Similarly, certain expenses associated with the Concurrent Stock Repurchase were also deemed to constitute registration expenses that are subject to our payment obligations under the registration rights agreement. Our current estimate of the total of these expenses that will ultimately be payable by us is approximately $550,000.

From the inception of the Plan through 2010, most awards of RSUs to employees have vested ratably on the first four anniversaries of the grant date. In connection with the employment agreements executed with our NEOs (other than Mr. Yemin) in 2011, RSUs were granted that vest quarterly during the term of the NEO’s employment agreement (subject to a minimum six month vesting period). We believe the quarterly vesting granted to our NEOs (other than Mr. Yemin) in 2011 was appropriate and helps to achieve our objectives to retain and motivate our NEOs. In contrast to appreciation awards such as NQSOs and SARs, we believe grants of full value awards such as RSUs are beneficial because they are provided at no cost (other than taxes) to the executive and provide further incentive for such individuals to remain with us. Additionally, holders of RSUs are credited with dividend equivalents for any cash dividends paid on the number of shares covered by the RSUs as a cash deferral, which deferral is settled in cash upon the vesting of the RSUs, thereby providing an additional element of compensation. In 2012, 120,000 RSUs were granted to our employees, including 40,000 to our NEOs.

Upon the closing of our initial public offering in May 2006, certain directors and employees (other than Mr. Yemin) received their first grants of NQSOs and RSUs under the Plan. In 2012, we continued to make initial grants of equity awards to newly hired employees based primarily upon an employee’s responsibilities within the company. The initial equity grants are designed to assist in recruitment and retention. In addition, these initial equity grants provide our employees with an immediate stake in our performance and are intended to immediately align the interests of our directors, employees and stockholders by providing a direct incentive for directors and employees to focus on stockholder value. Between the closing of our initial public offering and its first anniversary in May 2007, the scale utilized for initial grants was equivalent to approximately 75% of the scale used at the time of the initial public offering. Since May 2007, the scale applied to the grants of equity awards to newly hired employees has been equivalent to approximately 50% of the amounts granted at the time of the initial public offering. Beginning in June 2010, we began using SARs, rather than NQSOs, as the primary form of appreciation awards under the Plan. We expect that SARs will require us to issue fewer shares under the Plan and will, therefore, be less dilutive to our stockholders.

Beginning in June 2007, certain of our directors and employees (other than Mr. Yemin) have been granted an annual equity award each year on June 10 (one of our predetermined quarterly grant dates). The annual grant has generally been made to all employees who received equity awards under the Plan during the prior calendar year. The scale used for the annual grants has been approximately 10% of the scale used at the time of the initial public offering. The annual grants are designed to maintain the alignment of interests of our employees and stockholders for the long term.

We intend to continue our practice of providing long-term equity-based compensation through time-vested grants to certain employees, including our NEOs. We anticipate that future grants of SARs will generally have four-year ratable vesting and exercise prices equal to the price of our stock on the grant date. We also intend to continue our practice of making initial grants to new employees as well as annual grants in quantities less than the employee’s initial grant. The Incentive Plan Committee did not, and the Compensation Committee does not currently, consider gains from prior equity awards in setting other elements of compensation.

Delek Logistics GP, LLC 2012 Long-Term Incentive Plan

Our subsidiary, Delek Logistics GP, LLC, (“Delek Logistics GP”), the general partner of Delek Logistics Partners, LP (“Delek Logistics”), maintains a unit-based compensation plan for officers, directors and employees of Delek Logistics GP or its affiliates and any consultants, affiliates or other individuals who perform services for Delek Logistics. The Delek Logistics GP, LLC 2012 Long-Term Incentive Plan (“Logistics LTIP”) permits the grant of phantom units, unit options, restricted units, unit appreciation rights, distribution equivalent rights, unit awards, and other unit-based awards. The Logistics LTIP limits the number of units that may be delivered pursuant to vested awards to 612,207 common units, subject to proportionate adjustment in the event of unit splits and similar events. Awards granted during 2012 under the Logistics LTIP will be settled with Delek Logistics units.

Due to the fact that several of the members of the board of Delek Logistics GP primarily perform services on our behalf in their roles as our executive officers, the Logistics LTIP is generally administered by the Conflicts Committee of Delek Logistics GP. The Conflicts Committee is responsible for administering the plan and granting awards to Delek Logistics GP’s officers and employees, our officers and employees or the officers and employees of our other ~~subsidiaires~~subsidiaries, under the LTIP. The full board of Delek Logistics GP may also grant awards and the Conflicts Committee may delegate, and has delegated in the past, to an executive officer of Delek Logistics GP the authority to issue awards to non-Section 16 officers of Delek Logistics GP. A compensation consultant was not used in the formulation of Delek Logistics GP’s compensation framework, objectives and philosophy.

We believe that our NEOs, all of whom also serve as directors and officers of Delek Logistics GP should have an ongoing stake in Delek Logistics’ success, that their interests should be aligned with those of Delek Logistics’ unitholders and that the best interests of Delek Logistics’ unitholders will be most effectively advanced by enabling our NEOs, who are responsible for

Delek Logistics’ management, growth and success, to receive compensation in the form of long-term incentive awards. Because the vesting of long-term awards is based upon continued employment with us, the awards are designed to provide our NEOs with an incentive to remain employed by us. Additionally, since long-term awards will increase in value in conjunction with an increase in the value of Delek Logistics common units, the awards are also designed to align the interests of our NEOs and with those of Delek Logistics’ unitholders. Accordingly, we believe that our NEOs should be provided compensation in the form of equity-based incentives in connection with their responsibilities for Delek Logistics’ management, growth and success.

The board of Delek Logistics GP adopted the Logistics LTIP in connection with Delek Logistics’ initial public offering. The Logistics LTIP is for officers, directors and employees of us, Delek Logistics GP or its affiliates, as well as any consultants, or other individuals, who perform services for Delek Logistics.

Following the completion of the Delek Logistics initial public offering in November 2012, the Conflicts Committee granted awards under the Logistics LTIP to our NEOs on December 10, 2012. Mr. Yemin assisted the Conflicts Committee in determining the number and certain terms of these awards. Each of our NEOs received a grant of phantom units that will vest ratably every six months beginning June 10, 2013 through December 10, 2017 (the “DKL Phantom Units”). The DKL Phantom Units are accompanied by distribution equivalent rights for each DKL Phantom Unit, providing for a lump sum cash amount equal to the accrued distributions from the grant date of the DKL Phantom Unit, which is paid in cash on the vesting date. The DKL Phantom Units motivate our NEOs to attain our and Delek Logistics’ long term goals and support our and Delek Logistics’ overall business priorities as well as aligning our NEOs interests with those of Delek Logistics’ unitholders. The initial equity grants provided our NEOs with an immediate stake in Delek Logistics’ performance and were intended to immediately align the interests of our NEOs and Delek Logistics’ unitholders by providing a direct incentive for our NEOs to focus on Delek Logistics’ unitholder value, which, in turn, focuses our NEOs on increasing value to our stockholders.

Pursuant to the terms of the Logistics LTIP, upon the occurrence of an Exchange Transaction (as defined in the Logistics LTIP, and generally including a merger, consolidation, acquisition, reorganization or similar extraordinary transaction with respect to Delek Logistics), the Delek Logistics GP board may, in its discretion, accelerate the vesting of the DKL Phantom Units, adjust the terms of any outstanding DKL Phantom Units, or, in the event the Exchange Transaction in which Delek Logistics’ unitholders receive equity of another entity, provide for the conversion of the DKL Phantom Units into comparable awards for such entity’s equity. This provision, by providing the potential for immediate value to our NEOs in connection with an Exchange Transaction, aligns our NEOs’ interests with those of Delek Logistics’ unitholders and incentivizes our NEOs to work to maximize the value of Delek Logistics units in the event such a transaction were to occur. For a description of the terms of these arrangements see “Potential Payments Upon Termination or Change-in-Control” beginning on page ~~30~~31 of this Proxy Statement.

Fringe Benefits, Perquisites and Severance Provisions

Our NEOs are eligible to participate in the benefit plans generally available to all of our employees, which include health, dental, life insurance, vision and disability insurance. We also sponsor a voluntary 401(k) Employee Retirement Savings Plan (“401(k) Plan”) for eligible employees (including our NEOs) administered by Wells Fargo Institutional Retirement and Trust, a business unit of Wells Fargo Bank, N.A. Employees must be at least 21 years of age with at least 1,000 hours worked to be eligible to participate in the 401(k) Plan. After the first anniversary of employment with us, we match employee contributions to the 401(k) Plan, including those by our NEOs, on a fully vested basis up to a maximum of six percent of eligible compensation.

Since the 2008 tax year, we have reimbursed our executive officers for the cost of professional preparation of their income tax returns. Because our executive officers are typically among our most highly compensated employees, their personal tax returns may be examined in connection with examinations of our tax returns. In addition, Exchange Act reporting requirements expose the executive officers’ compensation to public scrutiny. We believe that encouraging our executive officers to seek professional tax advice will (a) mitigate the personal risks that accompany the heightened scrutiny of their compensation, (b) provide us with a retention and recruiting tool for executive officers, and (c) protect us from the negative publicity that could surround an executive officer’s misstatement of his or her personal income tax liabilities.

In addition, we provided limited additional perquisites to our NEOs in 2012. Messrs. Yemin and Ginzburg each received residence benefits, the use of a company-owned automobile and $1,000 per child per month to cover education expenses for their minor children. Messrs. Yemin and Ginzburg were provided with the cost of roundtrip business class airfare for trips to Israel for each of them and their families. We reimbursed Messrs. Yemin, Ginzburg and Green for the value of income taxes incurred as result of airfare benefits and any imputed value of rent-free residence in a company-owned home. Pursuant to the terms of the employment agreements executed by each of Messrs. Ginzburg, Green and Cox, we reimbursed them for the value of income taxes incurred as a result of vested RSUs granted under those agreements. We expect these perquisites to continue in 2013. For a description of the perquisites paid to our NEOs for 2012, you should read the Summary Compensation Table beginning on page         24 of this Proxy Statement.

The employment agreements with our NEOs as well as the terms of the Plan may require us to provide compensation or other benefits to our NEOs in connection with certain events related to a termination of employment or an exchange transaction. The employment agreements may also allow us to “clawback” certain compensation from our NEOs in connection with certain terminations of employment by the NEO. For a description of the terms of these arrangements see “Potential Payments Upon Termination or Change-in-Control” beginning on page         31 of this Proxy Statement. We have established these arrangements because we believe that providing NEOs with compensation and benefit arrangements upon termination or an exchange transaction is necessary for us to be competitive with compensation packages of our peer companies and assists us in recruiting and retaining talented executives. In addition, formalizing these benefits provides us with certainty in terms of our obligations to an eligible executive in the event that our relationship with any such executive is terminated.

2013 Changes to Compensation - Award of General Partner Membership Interest

On March 10, 2013, awards of equity interests in Delek Logistics GP were made to Messrs. Yemin, Ginzburg and Green. The awards consist of unvested equity interests in Delek Logistics GP. Subject to each executive’s continued employment with us, the equity interests will vest on June 10, 2013, or, in the event of an Exchange Transaction (as defined in our Delek Logistics GP’s limited liability company agreement) occurring prior to that date, at the discretion of Delek Logistics GP. The equity interests consist of a 1.0% membership interest for Mr. Yemin and a 0.2% membership interest for each of Messrs. Ginzburg and Green. In connection with these awards, Mr. Yemin agreed to forfeit 4,898 DKL Phantom Units and Messrs. Ginzburg and Green each agreed to forfeit 980 DKL Phantom Units made pursuant to the Logistics LTIP in 2012 that would have otherwise vested on June 10, 2013. For a further description of these awards, please refer to “Item 9B-Other Information - Delek Logistics GP, LLC Equity Interest Awards” of our Annual Report on Form 10-K filed with the SEC on March 12, 2013.

Advisory Vote on Executive Compensation

We conducted our first advisory vote on executive compensation at our 2011 Annual Meeting of Stockholders. While this vote was not binding on us, our Board or its committees, we believe it is important for our stockholders to have an opportunity to express their views regarding our executive compensation philosophy, our compensation policy and programs, and our decisions regarding executive compensation, all as disclosed in our proxy statement. Our Board and its Compensation Committee value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our NEOs as disclosed in the proxy statement, our Board will consider our stockholders’ concerns and our Compensation Committee will evaluate whether any actions are necessary to address the concerns. In addition to the advisory vote on executive compensation, we encourage ongoing engagement with our stockholders on executive compensation and corporate governance issues.

At the 2011 Annual Meeting, more than 75% of the votes cast on the advisory vote on executive compensation proposal (Proposal 3) were in favor of our NEO compensation as described in our proxy statement. As a result, our NEO compensation was approved (on an advisory basis) by our stockholders. The Board and Compensation and Incentive Plan Committees reviewed these voting results and, given the level of support, determined that no changes to our NEO compensation policies and decisions were necessary as a result of the advisory vote. We have also determined that our stockholders should vote on an advisory say-on-pay proposal every third year, consistent with the preference expressed by our stockholders at the 2011 Annual Meeting. As a result, our next advisory say-on-pay vote will occur in connection with our 2014 Annual Meeting.

Stock Ownership Requirements

We do not have express stock ownership guidelines.

Prohibition Against Speculative Transactions

Our Code of Business Conduct & Ethics, which applies to all of our employees and directors, prohibits speculative transactions in our stock such as short sales, puts, calls or other similar options to buy or sell our stock in an effort to hedge certain economic risks or otherwise.

Guidelines For Trades By Insiders

We maintain policies that govern trading in our stock by officers and directors required to report under Section 16 of the Exchange Act, as well as certain other employees who may have regular access to material non-public information about us. These policies include pre-approval requirements for all trades and periodic trading “black-out” periods designed with reference

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Yemin Employment Agreement

Upon the expiration of Mr. Yemin’s prior employment agreement in April 2009, we engaged AON to provide a chief executive officer total compensation analysis and target compensation report. AON reviewed published industry survey data for companies of similar size and scope as well as chief executive officer compensation data from our comparator companies. Based upon its research, AON recommended minimum, target and maximum compensation levels for Mr. Yemin divided into base salary, cash bonus and long-term incentive components. The Board of Directors approved, and the Company entered into, an employment agreement with Mr. Yemin in September 2009. The Board of Directors approved, and the Company entered into, a first amendment to the employment agreement in August 2012. The total compensation package set forth in the agreement is approximately equivalent to AON minimum recommendation.

The agreement is effective May 1, 2009 and expires on October 31, 2013. Under the terms of the agreement, Mr. Yemin will continue to serve as the Company’s President and Chief Executive Officer. Under the terms of the agreement, he received a base monthly salary of $39,000 through December 31, 2012, a base monthly salary of at least $50,000 beginning January 1, 2013 and cash bonuses at the discretion of the Board. During his employment, he will also continue to receive the following perquisites: rent-free residence in a Company-owned home, the option to purchase the residence at the greater of the Company’s cost or fair market value, the use of a Company-owned automobile, the cost of reasonable personal travel to Israel during each calendar year for himself, his spouse and each of his minor children, an education allowance of $1,000 per month for each of his minor children and the reasonable costs of professional preparation of his personal income tax return(s). Income taxes incurred by Mr. Yemin on residence and airfare benefits will be grossed up and reimbursed to him at his marginal tax rate.

Under the terms of the agreement, Mr. Yemin was granted 1,850,040 SARs on September 30, 2009 of which 336,000 were outstanding at December 31, 2012. The SARs will expire upon the earlier of the first anniversary of Mr. Yemin’s termination of employment or October 31, 2014 (the first anniversary of the expiration of the agreement). In general, unvested SARs will expire immediately upon Mr. Yemin’s termination of employment. The SARs may be settled in shares of Common Stock or cash at the Company’s sole discretion. During the term of the SARs, the Company will also pay dividend equivalents in cash to Mr. Yemin on all shares subject to outstanding vested SARs and will accrue such dividend equivalents on shares subject to unvested SARs.

Under the terms of the agreement, Mr. Yemin may receive certain benefits upon the expiration or termination of his employment. Please see the narrative discussion under the heading “Potential Payments Upon Termination or Change-In-Control” on page ~~30~~31 of this Proxy Statement for further discussion of these terms of Mr. Yemin’s employment agreement.

Ginzburg Employment Agreement

On August 4, 2011, we entered into an employment agreement with Mr. Ginzburg that expires on June 30, 2015 and generally superseded his 2009 employment agreement. Under the terms of the 2011 agreement, Mr. Ginzburg has received a base salary of $280,000 since July 1, 2011. If annual cash bonuses are paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Ginzburg is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Ginzburg will continue to be paid an education allowance of $1,000 per month for each of his minor children, will continue to be reimbursed for the reasonable costs of professional preparation of his personal income tax return(s) and one personal trip to Israel during each calendar year for himself, his spouse and his minor children and will continue to be provided the personal use of a company-owned automobile. Income taxes incurred by Mr. Ginzburg as a result of his airfare benefits will be grossed up at his marginal tax rate. Under the 2011 agreement, Mr. Ginzburg is paid a residence allowance of $4,500 per month in lieu of the rent-free residence benefit provided to him under his 2009 agreement. On September 10, 2011, Mr.Ginzburg was granted 200,000 RSUs of which 26,671 vested on March 10, 2012 and 13,333 will vest on the tenth day of the last month of each calendar quarter thereafter through June 10, 2015. Income taxes incurred by Mr. Ginzburg as a result of the vesting of the 200,000 RSUs will be reimbursed to him, but not grossed up, at his marginal tax rate, provided that the aggregate value of such tax reimbursements shall not exceed the value that would be reimbursed to him if the fair market value of our ~~common stock~~Common Stock were $13.00 on each RSU vesting date.

Mr. Ginzburg may receive certain benefits upon the expiration or termination of his employment under the 2011 employment agreement. Please see the narrative discussion under the heading “Potential Payments Upon Termination or Change-In-Control” on page ~~30~~31 of this Proxy Statement for further discussion of these terms.

Cox Employment Agreement

On November 1, 2011, we entered into an employment agreement with Mr. Cox that generally superseded his 2009 employment agreement. Under the terms of the 2011 agreement, Mr. Cox received a base salary of $280,000 through the end of his employment on March 31, 2013 and was reimbursed for the reasonable costs of professional preparation of his personal income tax return(s). If annual cash bonuses were paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Cox was guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Cox was granted 200,000 RSUs on December 10, 2011 of which 21,500 vested on June 10, 2012, 10,500 vested on each of September 10, 2012, December 10, 2012 and March 10, 2013 and 21,000 will vest on March 31, 2013 pursuant to his 2011 agreement and his separation agreement dated January 18, 2013. Income taxes incurred by Mr. Cox as a result of RSUs granted under the 2011 agreement will be reimbursed to him, but not grossed up, at his marginal tax rate, provided that the aggregate value of such tax reimbursements shall not exceed the value that would be reimbursed to him if the fair market value of our ~~common stock~~Common Stock were $13.00 on each RSU vesting date.

Mr. Cox received certain benefits upon the termination of his employment under the 2011 employment agreement and his separation agreement. Please see the narrative discussion under the heading “Potential Payments Upon Termination or Change-In-Control” on page ~~30~~31 of this Proxy Statement for further discussion of these terms.

Green Employment Agreement

On November 1, 2011, we entered into an employment agreement with Mr. Green that expires on April 30, 2016 and generally supersedes his 2009 employment agreement. Under the terms of the 2011 agreement, Mr. Green has received a base salary of $280,000 since November 1, 2011. If annual cash bonuses are paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Green is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Green will continue to be reimbursed for the reasonable costs of professional preparation of his personal income tax return(s). On September 10, 2011, Mr.Green was granted 200,000 RSUs of which 23,750 vested on June 10, 2012 and 11,750 began vesting on the tenth day of the last month of each calendar quarter thereafter through March 10, 2016. Income taxes incurred by Mr. Green as a result of the 200,000 RSUs will be reimbursed to him, but not grossed up, at his marginal tax rate, provided that the aggregate value of such tax reimbursements shall not exceed the value that would be reimbursed to him if the fair market value of our ~~common stock~~Common Stock were $13.00 on each RSU vesting date.

Mr. Green may receive certain benefits upon the expiration or termination of his employment under the 2011 employment agreement. Please see the narrative discussion under the heading “Potential Payments Upon Termination or Change-In-Control” on page ~~30~~31 of this Proxy Statement for further discussion of these terms.

Holmes Employment Agreements

We entered into an employment agreement with Mr. Holmes in connection with his hiring as vice president in 2011. Under the terms of the 2011 agreement, Mr. Holmes received a contract bonus of $15,000, a base salary of $200,000 and grants of 10,000 RSUs and 32,500 SARs that each vest ratably over the first four anniversaries of the grant date, December 10, 2011.

On August 7, 2012, we entered into a new employment agreement with Mr. Holmes that expires on July 31, 2017 and generally supersedes his 2011 agreement. Under the terms of the 2012 agreement, Mr. Holmes was appointed as an executive vice president, received a cash bonus of $50,000 in 2012, has received a base salary of at least $250,000 and will be reimbursed for the reasonable costs of professional preparation of his personal income tax return(s). If annual cash bonuses are paid to our officers during the term of the 2012 agreement for service during the preceding calendar year, Mr. Holmes is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Holmes was granted 40,000 RSUs on September 10, 2012 of which 4,300 vested on March 10, 2013 and 2,100 began vesting on the tenth day of the last month of each calendar quarter thereafter through June 10, 2017.

Mr. Holmes may receive certain benefits upon the expiration or termination of his employment under the 2012 employment agreement. Please see the narrative discussion under the heading “Potential Payments Upon Termination or Change-In-Control” on page ~~30~~31 of this Proxy Statement for further discussion of these terms.

2006 Long-Term Incentive Plan and Equity Grants

All SAR and RSU grants in 2012 were made pursuant to the Plan. For a description of the Plan and the material terms of the awards reported in the Grants of Plan Based Awards in 2012 table, you should read the discussion beginning at page ~~25~~20 of this Proxy Statement.

Delek Logistics GP, LLC 2012 Long-Term Incentive Plan

All DKL Phantom Units grants in 2012 were made pursuant to the Logistics LTIP. For a description of the Logistics LTIP and the material terms of the awards reported in the Grants of Plan Based Awards in 2012 table, you should read the discussion beginning at page ~~25~~21 of this Proxy Statement.

Outstanding Equity Awards at December 31, 2012

The following table provides information about the number of outstanding equity awards held by our NEOs at December 31, 2012.

	Option ~~AwardsOption AwardsOption~~ Awards						Stock ~~AwardsStock~~ Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested (1) ($)
Ezra Uzi Yemin	112,000	—	(2)	14.80	10/31/2014	(3)	—		—
	—	224,000	(2)	15.60	10/31/2014	(3)
	—	—		—	—		244,883	(4)	5,632,309
Assaf Ginzburg	—	3,250	(5)	6.98	6/10/2020		133,330	(6)	3,375,916
	—	4,875	(7)	14.25	6/10/2021
	—	—		—	—		50,000	(4)	1,150,000
Mark B. Cox	—	15,000	(8)	8.32	9/10/2019		165,000	(9)	4,177,800
	3,250	3,250	(9)	6.98	6/10/2020
	1,625	4,875	(9)	14.25	6/10/2021
	—	—		—	—		25,000	(9)	575,000
Frederec Green	—	15,000	(10)	9.17	6/10/2019		160,250	(11)	4,057,530
	—	3,250	(5)	6.98	6/10/2020
	—	4,875	(7)	14.25	6/10/2021
	—	—		—	—		50,000	(4)	1,150,000
Donald N. Holmes	—	24,375	(12)	10.65	12/10/2021		47,500	(13)	1,202,700
	—	6,500	(14)	16.21	6/10/2022
	—	—		—	—		12,500	(4)	287,500

(1)	Amounts in this column are based upon a fair market value of $25.32 per share and $23.00 per unit which were the NYSE closing price of our ~~common stock~~Common Stock and Delek Logistics’ common units, respectively, on December 31, 2012.
(2)	Pursuant to his employment agreement, Mr. Yemin was granted 1,850,040 SARs on September 30, 2009 of which 1,626,040 had vested as of December 31, 2012. The remaining 224,000 SARs with base prices of $15.60 vest monthly from January 31, 2013 through October 31, 2013.
(3)	The SARs terminate upon the earlier of (i) the one-year anniversary of Mr. Yemin’s termination of his employment agreement for any reason or (ii) October 31, 2014 (the one-year anniversary of the expiration of his employment agreement).
(4)	These DKL Phantom Units are scheduled to vest ratably every six months beginning June 10, 2013 through December 10, 2017.
(5)	1,625 SARs vest on each of June 10, 2013 and 2014.
(6)	Pursuant to his 2011 employment agreement, Mr. Ginzburg was granted 200,000 RSUs on September 10, 2011 of which 66,670 had vested at December 31, 2012, 13,333 vested on March 10, 2013 and ~~and~~ 13,333 will vest every three months thereafter through June 10, 2015.
(7)	1,625 SARs vest on each of June 10, 2013, 2014 and 2015.
(8)	The NQSOs vested on March 31, 2013.
(9)	10,500 RSUs granted to Mr. Cox under his 2011 employment agreement vested on March 10, 2013. In connection with the termination of his employment on March 31, 2013, 1,625 SARs with base prices of $6.98, 1,625 SARs with base prices of $14.25, 7,500 RSUs granted to Mr. Cox under his 2009 employment agreement and 21,000 RSUs granted to Mr. Cox pursuant to his 2011 employment agreement vested. The remaining SARs and RSUs and all 25,000 DKL Phantom Units expired upon the termination of his employment.
(10)	The NQSOs vest on June 10, 2013.
(11)	Pursuant to his 2009 employment agreement, Mr. Green was granted 30,000 RSUs on June 10, 2009 of which 22,500 had vested at December 31, 2012 and 7,500 will vest on June 10, 2013. In addition, pursuant to his 2011 employment agreement, Mr. Green was granted 200,000 RSUs on December 10, 2011 of which 47,250 had vested at December 31, 2012, 11,750 vested on March 10, 2013 and 11,750 will vest every three months thereafter through March 10, 2016.

Holmes Employment Agreement

Upon termination of his employment by us for any reason other than for cause, Mr. Holmes will be entitled to a severance payment equal to 50% of his base salary, a prorated annual bonus (if any) and the continuation of insurance benefits for six months following termination. In addition, if we terminate Mr. Holmes’ employment during the term of his employment agreement for any reason other than for cause, he will also be entitled the immediate vesting of all unvested equity awards under the Plan to the extent that the awards would have vested if his employment would have continued for the lesser of six months or the expiration of his employment agreement. In addition, if Mr. Holmes terminates his employment during the term of his employment agreement without providing advance written notice equal to the lesser of six months or the balance of the term of his employment agreement, we may also “clawback” an amount equivalent to the amount of base salary he would have earned during the required, but not provided, notice period.

2006 Long-Term Incentive Plan

Under the Plan and the applicable award agreements, equity awards that are not vested at the time the participant’s employment terminates will generally be immediately forfeited unless our Board of Directors or Compensation Committee determines otherwise. NQSOs and SARs that are vested but unexercised at the time of termination of employment will generally be forfeited unless they are exercised before the earlier of 30 days after such termination or the expiration of the award; however, the 15,000 NQSOs remaining from the 60,000 granted to Mr. Green under his 2009 employment agreements will be forfeited unless they are exercised before the earlier of one year after such termination or the expiration of the award on June 10, 2019.

If an “exchange transaction” (as defined in the Plan) occurs with respect to our Common Stock, then, unless other arrangements are made, unvested awards granted under the Plan may be treated under either of two alternatives. They may be converted into economically equivalent awards with respect to the stock of the acquiring or successor company, or they may become fully vested and participate in the transaction value of the shares covered by the award (e.g., by exercise or cash out). Subject to the above, the disposition of unvested awards under the Plan in the event of an exchange transaction will be determined by our Board, in its discretion. For the purposes of the Plan, an “exchange transaction” includes certain mergers or other transactions which result in our holders of Common Stock receiving cash, stock or other property in exchange for or in connection with their shares of our Common Stock. For an illustration of the value of accelerated equity awards under the Plan assuming that an “exchange transaction” occurred on December 31, 2012, please see the “Change-In-Control” column in the “Potential Payments Upon Termination or Change-In-Control” table on page ~~30~~31 of this Proxy Statement.

Compensation of Directors in 2012

The following table sets forth a summary of the compensation we paid to our directors during fiscal year 2012.

DIRECTOR ~~COMPENSATIONDIRECTOR COMPENSATIONDIRECTOR COMPENSATIONDIRECTOR COMPENSATIONDIRECTOR COMPENSATIONDIRECTOR~~ COMPENSATION

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($)	All Other Compensation ($)		Total ($)
Shlomo Zohar	64,000	145,890	—	2,365	(4)	212,255
Aharon Kacherginski (5)	22,000	—	—	3,570	(4)	25,570
Carlos E. Jordá	68,000	145,890	—	2,822	(4)	216,712
Charles H. Leonard	74,000	145,890	—	2,822	(4)	222,712
Philip L. Maslowe	71,500	145,890	—	2,822	(4)	220,212

(1)	Messrs. Yemin, Bartfeld and Last do not receive any compensation for their services as directors.
(2)	This column reports the amount of cash compensation earned in 2012 for Board and committee service.

PROPOSED AMENDMENTS TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

In connection with the Board of Directors’ determination that we are no longer a controlled company as a result of the completion of the Delek Group Offering and the Concurrent Stock Repurchase, our Board of Directors conducted an evaluation of the Company’s corporate governance structure and organizational documents and, as a result of that evaluation, the Board has determined that it is in the best interests of the Company and our stockholders to effect certain amendments to the Company’s Amended and Restated Certificate of Incorporation as currently in effect (the “A&R Certificate”). The Board believes that, in addition to the reasons specific to each proposed amendment that are discussed in connection with each individual proposal below, the Company’s transition from controlled company status means that, as an overall matter, certain provisions of the Company’s organizational documents that were designed to provide flexibility to the Company’s governance structure when it was controlled by a single stockholder may not provide a widely traded public company with sufficient protection against coercive takeover tactics and, thus, may result in our stockholders’ not receiving a full control premium in connection with any attempt to acquire or otherwise take control of the Company. Accordingly, our Board recommends to our stockholders the approval of Proposals 2 through ~~6~~7, which reflect these proposed amendments as well as a proposal to effect all such amendments, while making certain minor confirming changes made necessary by such amendments, through the amendment and restatement of our A&R Certificate.

Although the Board strongly believes that these proposed amendments are desirable and in the best interests of the Company’s stockholders, taken as a whole, stockholders should note that the implementation of any provisions that could be used as an anti-takeover device may have the effect of deterring a future takeover attempt which a majority of the Company’s stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. This is particularly the case when these amendments are considered in the context of existing provisions of our A&R Certificate and Second Amended and Restated Bylaws as currently in effect that could discourage takeover attempts. Among these, our A&R Certificate authorizes us to issue up to 10,000,000 shares of preferred stock in one or more different series with terms to be fixed by our Board of Directors. Stockholder approval is not necessary to issue preferred stock in this manner. Although at present no shares of our preferred stock are outstanding, issuance of shares of preferred stock could have the effect of making it more difficult and more expensive for a person or group to acquire control of us and could effectively be used as an anti-takeover device. Additionally, our Second Amended and Restated Bylaws as currently in effect require advance notice procedures for a stockholder to nominate a candidate for election as a director or to bring business before a meeting of stockholders and further provide that special meetings of stockholders may be called only by our chairman or president, or by our corporate secretary upon written request by a majority of our Board of Directors.

If these amendments are approved by the stockholders at the 2013 Annual Meeting, the Board proposes thereafter to cause the Company to file with the Office of the Secretary of State of the State of Delaware the Second Amended and Restated Certificate of Incorporation of the Company to effect these amendments as well as certain conforming changes made necessary thereby. The form of the Second Amended and Restated Certificate of Incorporation of the Company, which reflects all amendments proposed by the Board of Directors to be made to our A&R Certificate, is attached to this proxy statement as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with each of Proposals 2 through ~~6~~7.

PROPOSAL 2

APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT STOCKHOLDER ACTIONS MAY ONLY BE TAKEN AT ANNUAL OR SPECIAL MEETINGS OF STOCKHOLDERS

The Board of Directors of the Company has adopted resolutions approving and submitting to a vote of the stockholders an amendment to the A&R Certificate to add a new Article which would provide that, if action is to be taken by the stockholders of the Company, then such action may only be taken at an annual or special meeting of the Company’s stockholders rather than pursuant to the written consent of the Company’s stockholders entitled to vote on such action without the need for a meeting to be held.

The text of the proposed amendment is as follows:

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly noticed and called in accordance with the provisions of this Certificate of Incorporation and the bylaws of the corporation, and may not be taken by a written consent of the stockholders.

The full text of this amendment is reflected in Article Fourteenth of the proposed Second Amended and Restated Certificate of Incorporation of the Company attached hereto as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with this Proposal 2, as well as the other proposed amendments to our A&R Certificate discussed in this proxy statement.

This amendment, if adopted, would have the effect of narrowing the provisions of Section 228 of the Delaware General Corporation Law (“Section 228”) as applied to the Company. Section 228 permits the taking of action by a Delaware corporation’s stockholders without a meeting if, among other things, a written consent or consents to the action are signed by stockholders holding the minimum number of shares that would be necessary to authorize the action at an actual meeting at which all shares entitled to vote on the matter were present and voted, provided that the corporation’s certificate of incorporation does not prevent the taking of such actions via written consent.

The purpose of the provision is to require that proposals to be voted upon by the Company’s stockholders be approved only following the opportunity for a full discussion of the matter at a meeting of the Company’s stockholders. Action by written consent can also facilitate short-term stock manipulation by permitting certain investors to quietly accumulate significant positions and take action without the waiting periods, disclosure rules, and other protections inherent in the stockholder meeting process. In addition, permitting stockholder action by written consent can create substantial confusion and disruption for stockholders, as multiple stockholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory. The proposal is also intended to reduce the vulnerability of the Company to coercive takeover tactics by other corporations, groups, or individuals, by encouraging such parties to negotiate the terms and conditions of any proposed control transaction with the Company’s Board of Directors, who have fiduciary obligations to act in the best interests of the Company’s stockholders in such matters.

Although the Board strongly believes the objectives of the proposed amendment described in this Proposal are desirable and in the best interests of the Company’s stockholders, stockholders should note that there are certain disadvantages that may ensue from it. One potential disadvantage is that the provision could have the effect of deterring a future takeover attempt which a majority of the Company’s stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. Additionally, a determined potential acquirer may elect to proceed with its offer despite the provision, but the price offered to stockholders may be lower than would be the case if the proposed provision was not in effect. The Company is not aware of any present third party plans to solicit stockholder consents or otherwise gain control of the Company.

Vote Required for Proposal 2

With respect to Proposal 2 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our ~~common stock~~Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding ~~common stock~~Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 2.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through ~~6~~7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

The Board of Directors recommends a vote “FOR” the approval of the amendment of the Amended and Restated

Certificate of Incorporation of the Company to effect the amendment described in Proposal 2.

Vote Required for Proposal 3

With respect to Proposal 3 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our ~~common stock~~Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding ~~common stock~~Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 3.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through ~~6~~7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

The Board of Directors recommends a vote “FOR” the approval of the amendment of the Amended and Restated Certificate of Incorporation of the Company to effect the amendment described in Proposal 3.

PROPOSAL 4

APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT, WITH CERTAIN EXCEPTIONS, THE COURT OF CHANCERY OF THE STATE OF DELAWARE BE THE EXCLUSIVE FORUM FOR CERTAIN LEGAL ACTIONS

The Board of Directors has approved and recommends your approval of an amendment to the A&R Certificate to add a new Article which would provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or any of its directors, officers or other employees alleging a violation of the Delaware General Corporation Law or the Company’s Certificate of Incorporation or bylaws, or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine~~, except for any such action in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts or any such action in which a federal court has assumed exclusive jurisdiction of a proceeding.~~.

The text of this proposed amendment is as follows:

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the corporation to the corporation or the corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of Delaware law or the corporation’s certificate of incorporation or bylaws, or (d) any action asserting a claim against the corporation governed by the internal affairs doctrine.

The full text of this amendment is reflected in Article Seventeenth of the proposed Second Amended and Restated Certificate of Incorporation of the Company attached hereto as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with this Proposal 4, as well as the other proposed amendments to our A&R Certificate discussed in this proxy statement.

Through its three diverse business segments, the Company has operations at hundreds of locations in many states throughout the southeastern and central United States, all outside of Delaware, where the Company was incorporated. Plaintiffs seeking to bring claims against the Company for the matters to which the proposed amendment relates could use the Company’s diverse operations to bring duplicative suits in multiple jurisdictions or to choose a forum state that may not apply Delaware law to the Company’s internal affairs in the same manner as the Delaware Court of Chancery would be expected to do so. The Board believes that, by ensuring that lawsuits relating to the Company’s internal affairs are heard only in the Delaware Court of Chancery, an exclusive forum provision for these types of lawsuits furthers the Company’s goal of securing fair, predictable outcomes, which was a primary reason for the Company’s incorporation in the State of Delaware.

The Board believes that our stockholders will benefit from having intra-company disputes litigated in the Delaware Chancery Courts. Although some plaintiffs might prefer to litigate matters in a forum outside of Delaware because another court may be more convenient or viewed as being more favorable to them (among other reasons), the Board believes that the benefits to the Company and its non-filing stockholders outweigh these concerns. Delaware offers a system of specialized Chancery Courts to deal with corporate law questions, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can limit the time, cost and uncertainty of litigation for all parties. These courts have developed considerable expertise in dealing with corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the Company with more predictability regarding the outcome of intra-corporate disputes. In addition, adoption of this amendment would reduce the risk that the Company could be involved in duplicative litigation in more than one forum, as well as the risk that the outcome of cases in multiple forums could be inconsistent, even though each forum purports to follow Delaware law. This amendment gives the Board the flexibility to consent to an alternative forum in the appropriate instances.

The Board is aware that certain proxy advisors, and even some institutional investors, take the view that they will not support an exclusive forum clause until the company proposing it can show it already has suffered material harm as a result of multiple stockholder suits filed in different jurisdictions regarding the same matter. The Board believes that it is more prudent to take preventive measures before the Company and the interests of almost all of its stockholders are harmed by the increasing practice of the plaintiffs’ bar to file selectively their claims in favorable jurisdictions, rather than wait to incur the litigation and related costs of attempting to have the cases consolidated or risk that foreign jurisdictions may misapply Delaware law to the detriment of the Company and its stockholders.

Although the Board strongly believes the objectives of the proposed amendment described in this Proposal are desirable and in the best interests of the Company’s stockholders, stockholders should note that there are certain disadvantages that may ensue from this amendment. One potential disadvantage is that the provision, by limiting the ability of third parties and the Company’s stockholders to file lawsuits relating to intracorporate disputes in the forum of their choosing, could have the effect of deterring such lawsuits or a future takeover attempt which a majority of the Company’s stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. The Company is not aware of any pending or threatened claims affected by the proposed amendment or third party plans to gain control of the Company. Moreover, the Board is aware that the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in ongoing legal proceedings, and it is possible that, in connection with these ongoing proceedings or other similar legal proceedings that may be brought in the future, including any legal proceedings that may be brought to challenge the proposed exclusive forum provision described in this Proposal if it is adopted and put into effect, judicial decisions or other rulings or changes in law could declare or otherwise render exclusive forum clauses like the one contained in the proposed amendment described in this Proposal to be inapplicable or unenforceable.

Vote Required for Proposal 4

With respect to Proposal 4 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our ~~common stock~~Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding ~~common stock~~Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 4.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through ~~6~~7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

The Board of Directors recommends a vote “FOR” the approval of the amendment of the Amended and Restated

Certificate of Incorporation of the Company to effect the amendment described in Proposal 4.

PROPOSAL 5

APPROVAL OF ~~AMENDMENTS~~AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT OUR BYLAWS COULD BE AMENDED ONLY BY A SUPERMAJORITY

VOTE OF STOCKHOLDERS

The Board of Directors has approved and recommends your approval of an amendment to the A&R Certificate pursuant to which the vote of 66 2/3% of the Company’s issued and outstanding capital stock entitled to vote on such matters, voting as a single class, would be required to effect any amendments to the Company’s bylaws, as may be in effect from time to time.

The text of this proposed amendment is as follows:

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal any and all of the bylaws of the corporation. In addition, notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Certificate of Incorporation or the bylaws of the corporation), the bylaws of the corporation may be adopted, altered, amended or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of all of the issued and outstanding shares of capital stock of the corporation entitled to vote thereon, voting together as a single class.

The full text of this amendment is reflected in Article Sixth of the proposed Second Amended and Restated Certificate of Incorporation of the Company attached hereto as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with this Proposal 5, as well as the other proposed amendments to our A&R Certificate discussed in this proxy statement.

Under the proposed amendment, the Board would retain the power to amend the Company’s bylaws, which power it currently has under the A&R Certificate and the Second Amended and Restated Bylaws of the Company as currently in effect.

Delaware law permits supermajority voting requirements and a number of publicly-traded companies have adopted these provisions to preserve and maximize long-term value for all of their stockholders. Because these provisions give holders of less than a majority of the issued and outstanding shares the ability to defeat a proposed fundamental change, they generally have the effect of giving minority shareowners a greater voice in corporate structure and governance. The Board strongly believes that certain extraordinary fundamental changes to corporate governance, including the amendment of the Company’s bylaws, should have the support of a broad consensus of the Company’s stockholders rather than a simple majority in order to be effected. The proposed supermajority requirements in this Proposal 5 and in Proposal 6 would be limited to only a few specified matters having long-lasting impact on important Company policies, including its fundamental corporate governance approach (including amending the bylaws), limits on director liability and director indemnification provisions and the removal of directors for cause outside the annual stockholder meeting process. The vast majority of all matters voted on by the Company’s stockholders would thus continue to rely on a majority voting standard.

The purpose of the supermajority voting standard is not to preclude changes to the Company’s bylaws, but to ensure that stockholder initiated changes to the Company’s bylaws occur with a broader stockholder consensus than a simple majority. The Board believes that a supermajority vote standard for amendments to the Company’s bylaws helps ensure that no significant disruption to the Company’s governance is made without the broad support of our stockholders. This voting requirement helps protect against actions by short-term or self interest-driven stockholders who, unlike the Board, generally owe no legal duty of any kind to any of their fellow stockholders and are free to pursue their own agendas irrespective of the best interests of the Company and all of its stockholders.

We believe the Board’s role in considering corporate governance changes with stockholder input is of fundamental importance. Action by the Company’s stockholders to amend the Company’s bylaws without the Board’s input disregards the Board’s substantial expertise and intimate knowledge of the Company’s affairs and jeopardizes the Company’s effective, reasoned corporate governance approach. Even with the proposed amendment in place, stockholders have substantial opportunity to influence the Company’s corporate governance, including through the annual director election process. Further, the Company’s Board has fiduciary duties to act on a fully informed basis and in the best interests of all stockholders, duties that stockholders generally do not have with respect to one another.

Although the Board strongly believes the objectives of the proposed amendment described in this Proposal 5 are desirable and in the best interests of the Company’s stockholders, stockholders should note that there are certain disadvantages that may ensue from this amendment. One potential disadvantage is that this provision could, by making it more difficult for third parties and the Company’s stockholders to amend the Company’s bylaws, have the effect of deterring a future takeover attempt which a majority of the Company’s stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. Stockholders should also note that, immediately following the completion of the Delek Group Offering and the Concurrent Stock Repurchase on March 20, 2013, our former parent company, Delek Group, continued to control approximately 36.7% of our issued and outstanding Common Stock, which, particularly if combined with the approximately 1.4% of our Common Stock owned by the Company’s directors and executive officers, taken together as a group, as of that same date, would be sufficient to defeat any stockholder proposal opposed by Delek Group that relates to matters covered by this proposed amendment. The Company is not aware of any present stockholder proposals to make amendments to the Company’s bylaws that would be affected by this provision or of any third party plans to gain control of the Company.

Vote Required for Proposal 5

With respect to Proposal 5 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 5.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through 7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

The Board of Directors recommends a vote “FOR” the approval of the amendment of the Amended and Restated Certificate of Incorporation of the Company to effect the amendment described in Proposal 5.

PROPOSAL 6

~~AND~~APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION COULD BE AMENDED ONLY BY A SUPERMAJORITY VOTE OF STOCKHOLDERS

The Board of Directors has approved and recommends your approval of an amendment to the A&R Certificate pursuant to which the vote of 66 2/3% of the Company’s issued and outstanding capital stock entitled to vote on such matters, voting as a single class, would be required to effect any amendments to ~~the Company’s bylaws and~~ certain specified provisions of the Company’s certificate of incorporation, as ~~each~~ may be in effect from time to time. The specified provisions of the Company’s certificate of incorporation that would be subject to this supermajority requirement are (i) the proposed provision requiring a supermajority stockholder vote to amend the Company’s bylaws discussed in ~~this~~ Proposal 5, (ii) existing provisions relating to limitation of directors’ personal liability to the Company for monetary damages in certain circumstances, the requirement that the Company indemnify directors and officers of the Company to the fullest extent allowable by Delaware law (including Section 145 of the Delaware General Corporation Act) and the Company’s ability to purchase insurance covering directors, officers, employees and agents of the Company, among others, against any liability, whether indemnifiable by the Company under Delaware law or not, (iii) the proposed provision relating to director removal discussed under Proposal 3 and (iv) the provision governing amendments to the Company’s certificate of incorporation.

The text of ~~the~~this proposed amendment ~~affecting future amendments to the Company’s bylaws~~ is as follows:

~~In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal any and all of the bylaws of the corporation. In addition, notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Certificate of Incorporation or the bylaws of the corporation), the bylaws of the corporation may be adopted, altered, amended or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of all of the issued and outstanding shares of capital stock of the corporation entitled to vote thereon, voting together as a single class.~~

~~The text of the proposed amendment affecting future amendments to the specified provisions of the Company’s certificate of incorporation is as follows:~~

Notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Certificate of Incorporation or the bylaws of the corporation), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of all of the issued and outstanding shares of capital stock of the corporation entitled to vote thereon, voting together as a single class, shall be required to amend, repeal, or adopt any provisions inconsistent with Articles Sixth, Eleventh, Twelfth, Thirteenth, Fifteenth, or this Article Sixteenth, provided, that this Article Sixteenth shall not apply to, and such sixty-six and two-thirds percent (66 2/3%) vote shall not be required for any amendment, repeal or adoption unanimously recommended to the stockholders by the Board of Directors, in which case such amendment, repeal, or adoption may be effected by the affirmative vote of the holders of at least a majority of all of the issued and outstanding shares of capital stock of the corporation entitled to vote on the election of directors at a meeting of stockholders for that purpose.

The full text of ~~these amendments~~this amendment is reflected in ~~Articles Sixth and~~Article Sixteenth of the proposed Second Amended and Restated Certificate of Incorporation of the Company attached hereto as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with this Proposal ~~5~~6, as well as the other proposed amendments to our A&R Certificate discussed in this proxy statement.

Under the proposed ~~amendments, the Board would retain the power to amend the Company’s bylaws, which power it currently has under the A&R Certificate and the Second Amended and Restated Bylaws of the Company as currently in effect. Additionally~~amendment, stockholders of the Company holding a majority of all of the issued and outstanding capital stock of the Company entitled to vote on such matters, voting as a single class, could effect an amendment to the specified provisions of the Company’s certificate of incorporation if the amendment is recommended by at least 66 2/3% of the entire Board of Directors.

Delaware law permits supermajority voting requirements and a number of publicly-traded companies have adopted these provisions to preserve and maximize long-term value for all of their stockholders. Because these provisions give holders of less than a majority of the issued and outstanding shares the ability to defeat a proposed fundamental change, they generally have the effect of giving minority shareowners a greater voice in corporate structure and governance. The Board strongly believes that certain extraordinary fundamental changes to corporate governance, including the amendment of the specified provisions of the Company’s certificate of incorporation, should have the support of a broad consensus of the Company’s stockholders rather than a simple majority in order to be effected. The proposed supermajority requirements in this Proposal 6 and in Proposal 5 would be limited to only a few specified matters having long-lasting impact on important Company policies, including its fundamental corporate governance approach (including amending the bylaws), limits on director liability and director indemnification provisions and the removal of directors for cause outside the annual stockholder meeting process. The vast majority of all matters voted on by the Company’s stockholders would thus continue to rely on a majority voting standard.

The purpose of the supermajority voting standard is not to preclude change but to ensure that certain fundamental changes to the Company’s ~~organizational documents~~certificate of incorporation only occur with a broader stockholder consensus than a majority. The Board believes that a supermajority vote standard for ~~these limited matters~~ amendments to the specified provisions of the Company’s certificate of incorporation appropriately ~~assures~~ensures that no significant disruption to the Company’s governance is made without the broad support of our stockholders. This voting requirement helps protect against actions by short-term or private interest-driven stockholders who, unlike the Board, owe no legal duty of any kind to any of their fellow stockholders and are free to pursue their narrow agendas irrespective of the greater corporate good.

~~We believe the Board’s role in considering corporate governance changes with stockholder input is fundamental. Allowing stockholders to exclude the Board in amending the Company’s bylaws disregards the Board’s substantial expertise and jeopardizes the Company’s effective, reasoned corporate governance approach. Even with the proposed amendments in place, stockholders have substantial opportunity to influence the Company’s corporate governance, including through the annual director election process. Further, the Company’s Board has a duty to act on a fully informed basis and in the best interests of all stockholders, a duty that stockholders generally do not have with respect to one another.~~

Although the Board strongly believes the objectives of the proposed ~~amendments~~amendment described in this Proposal 6 are desirable and in the best interests of the Company’s stockholders, stockholders should note that there are certain disadvantages that may ensue from ~~these amendments~~this amendment. One potential disadvantage is that ~~these provisions~~this provision could, by making it more difficult for third parties and the Company’s stockholders to amend ~~the Company’s bylaws and~~ the specified provisions of the Company’s certificate of incorporation, have the effect of deterring a future takeover attempt which a majority of the Company’s stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. Stockholders should also note that, immediately following the completion of the Delek Group Offering and the Concurrent Stock Repurchase on March 20, 2013, our former parent company, Delek Group, continued to control approximately 36.7% of our issued and outstanding ~~common stock~~Common Stock, which, particularly if combined with the approximately 1.4% of our ~~common stock~~Common Stock owned by the Company’s directors and executive officers, taken together as a group, as of that same date, would be sufficient to defeat any stockholder proposal opposed by Delek Group that relates to matters covered by ~~these~~this proposed ~~amendments~~amendment. The Company is not aware of any present stockholder proposals to make amendments to the Company’s certificate of incorporation that would be affected by ~~these provisions~~this provision or of any third party plans to gain control of the Company.

Vote Required for Proposal ~~5~~6

With respect to Proposal ~~5~~6 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our ~~common stock~~Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding ~~common stock~~Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal ~~5~~6.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through ~~6~~7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

The Board of Directors recommends a vote “FOR” the approval of the amendment of the Amended and Restated Certificate of Incorporation of the Company to effect the amendment described in Proposal ~~5~~6.

PROPOSAL ~~6~~7

APPROVAL OF A SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION WHICH WILL INTEGRATE THE AMENDMENTS INTO OUR AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION AS CURRENTLY IN EFFECT

If the amendments proposed in Proposals 2 through ~~5~~6 are approved by the stockholders at the 2013 Annual Meeting, the Board plans thereafter to cause the Company to file with the Office of the Secretary of State of the State of Delaware the Second Amended and Restated Certificate of Incorporation of the Company to effect these amendments as well as certain conforming changes made necessary thereby. The Board believes that effecting all of the proposed amendments that are approved through a single amendment and restatement would make the Company’s certificate of incorporation more understandable and more easily navigable for stockholders, investors, business partners and other stakeholders, as well as being more economical in time, cost and resources than a series of amendments.

The form of the Second Amended and Restated Certificate of Incorporation of the Company, which reflects all amendments proposed by the Board of Directors to be made to our A&R Certificate, is attached to this proxy statement as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with each of Proposals 2 through ~~6~~7.

Vote Required for Proposal ~~6~~7

With respect to Proposal ~~6~~7 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our ~~common stock~~Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding ~~common stock~~Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal ~~6~~7.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through 6 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

The Board of Directors recommends a vote “FOR” the approval of the Second Amended and Restated Certificate of Incorporation of the Company described in this Proposal 7 to effect the amendments described in Proposals 2 through 6.

AUDIT COMMITTEE REPORT

Management is responsible for our system of internal controls and the overall financial reporting process. Our independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), and to issue a report thereon. The Audit Committee is responsible for overseeing management’s conduct of the financial reporting process and systems of internal accounting and financial controls.

At the beginning of 2012, the Audit Committee was comprised of Messrs. Maslowe, Leonard, Jordá, Zohar and Kacherginski. Mr. Kacherginski left the Audit Committee upon the end of his Board service in May 2012 and Mr. Jordá left the committee upon the Board’s reorganization of its committees after the completion of the Delek Group Offering on March 20, 2013. During 2012, the Audit Committee reviewed and discussed with both management and our independent registered public accounting firm all annual and quarterly financial statements prior to their issuance. During 2012, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with United States generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence. Additionally, the Audit Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure, including its internal control over financial reporting.

Taking all of these reviews and discussions into account, all of the Audit Committee members, whose names are listed below, recommended to the Board of Directors that it approve the inclusion of the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC. Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Audit Committee has recommended that the Board of Directors ask the stockholders to ratify the appointment of Ernst & Young at the Annual Meeting.

Members of the Audit Committee

Philip L. Maslowe, Chairman
Carlos E. Jordá
Charles H. Leonard
Shlomo Zohar

RELATIONSHIP WITH INDEPENDENT AUDITORS

The information required by Item 9(e) of Schedule 14A is filed under Item 14 (Principal Accountant Fees and Services) of our Annual Report on Form 10-K for the year ended December 31, 2012 and is incorporated herein by reference.

PROPOSAL ~~7~~8

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS

INDEPENDENT REGISTERED ACCOUNTING FIRM FOR THE FISCAL YEAR 2013

The Audit Committee has appointed Ernst & Young LLP, as the independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2013. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will be offered the opportunity to make a statement if they so desire. They will also be available to respond to appropriate questions.

We are asking you to ratify the selection of Ernst & Young as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board of Directors is submitting the selection of Ernst & Young to our stockholders for ratification because we value your views on our independent registered public accounting firm and as a matter of good corporate practice. In the event that our stockholders fail to ratify the selection, it will be considered as a direction to the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

The Board of Directors recommends a vote “FOR” the ratification of Ernst & Young LLP as our independent public accounting firm.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

To be considered for inclusion in our Proxy Statement for our 2014 Annual Meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals must be in writing and submitted to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027, and must otherwise comply with the requirements of Rule 14a-8. The proposal must be received no later than             December 16, 2013 for us to consider it for inclusion.

Stockholders who desire to present business at our 2014 Annual Meeting of stockholders, without inclusion in the Proxy Statement for such meeting, including a nomination of a candidate for election as director at such meeting, must notify our Secretary of such intent in accordance with our bylaws by writing to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027. To be timely, such notice must be received not later than             January 15, 2014, nor earlier than             December 16, 2013, provided that if the date of the Annual Meeting is advanced more than thirty calendar

IN WITNESS WHEREOF, Delek US Holdings, Inc. has caused this Certificate of Incorporation to be executed by its President and Chief Executive Officer, this ~~[    ]~~th day of ~~[    ]~~, 2013.

Ezra Uzi Yemin
President and Chief Executive Officer

~~PRELIMINARY COPY—SUBJECT TO COMPLETION~~

ANNUAL MEETING OF STOCKHOLDERS OF

DELEK US HOLDINGS, INC.

May 7, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

i Please detach along perforated line and mail in the envelope provided. i

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

1	Election of Directors:	NOMINEES:

☐	FOR ALL NOMINEES	• Ezra Uzi Yemin • Asaf Bartfeld

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	• Carlos E. Jordá • Gabriel Last • Charles H. Leonard

☐	FOR ALL EXCEPT (see instructions below)	• Philip L. Maslowe • Shlomo Zohar

INSTRUCTIONS:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: —

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

		FOR	AGAINST	ABSTAIN
2	Approval of amendment to our Amended and Restated Certificate of Incorporation to provide that stockholder actions may only be taken at annual or special meetings of stockholders	☐	☐	☐
3	Approval of amendment to our Amended and Restated Certificate of Incorporation to provide that members of our Board of Directors could be removed with or without cause by a supermajority vote of stockholders	☐	☐	☐
4	Approval of amendment to our Amended and Restated Certificate of Incorporation to provide that, with certain exceptions, the Court of Chancery of the State of Delaware be the exclusive forum for certain legal actions	☐	☐	☐
5	Approval of ~~amendments~~amendment to our Amended and Restated Certificate of Incorporation to provide that our bylaws ~~and certain provisions of our Certificate of Incorporation~~ could be amended only by a supermajority vote of stockholders	☐	☐	☐
6	Approval of amendment to our Amended and Restated Certificate of Incorporation to provide that certain provisions of our Certificate of Incorporation could be amended only by a supermajority vote of stockholders	☐	☐	☐
~~6~~7	Approval of the Second Amended and Restated Certificate of Incorporation which will integrate the amendments into our Amended and Restated Certificate of Incorporation as currently in effect	☐	☐	☐
~~7~~8	Ratification of the appointment of Ernst & Young, LLP as our independent registered accounting firm for the fiscal year ending December 31, 2013:	☐	☐	☐

Discretionary authority is hereby granted with respect to such other matters as may properly come before the meeting. The stockholder below acknowledges receipt of the Notice of Annual Meeting of Stockholders and the Proxy Statement, each of which has been furnished herewith.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS, “FOR” THE APPROVAL OF THE PROPOSED SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY AND “FOR” THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DESIGNATED BY THE UNDERSIGNED. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR PROPOSALS NO. 1, 2, 3, 4, 5, 6 ~~AND~~, 7 AND 8.

PLEASE COMPLETE, DATE, SIGN, AND RETURN THE PROXY IN THE ENVELOPE PROVIDED.

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

DELEK US HOLDINGS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR

THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 7, 2013.

Ezra Uzi Yemin and Assaf Ginzburg and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution and resubstitution, are hereby authorized to represent and to vote all shares of common stock, par value $0.01 per share, of Delek US Holdings, Inc. held of record by the undersigned on March 12, 2013, at the Annual Meeting of Stockholders to be held at 2:00 PM central time on May 7, 2013, at the Drury Plaza Hotel, 1874 West McEwen Drive in Franklin, Tennessee, and any adjournment or postponement thereof. Any and all proxies heretofore given are hereby revoked.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DESIGNATED BY THE UNDERSIGNED. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR PROPOSALS NO. 1, 2, 3, 4, 5, 6 ~~AND~~, 7 AND 8.

(Continued and to be signed on the reverse side)